                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 11-K


(Mark One)

  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 2000


                                       OR

  [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

       For the transition period from _____________ to ___________


  Commission file number 333-60203



                  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                             Abercrombie & Fitch Co.
                           Savings and Retirement Plan


                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            Abercrombie & Fitch Co.
                                6301 Fitch Path
                             New Albany, Ohio 43054





                          Index to Exhibits on page 18

                              REQUIRED INFORMATION
                              --------------------


                  The following financial statements and supplemental schedules for the Abercrombie & Fitch Co. Savings and Retirement Plan are being filed herewith:


Description                                            Page No.
-----------                                            --------

Index to Financial Statements                          Page 3.

Audited Financial Statements:
----------------------------

Report of Independent Public Accountants               Page 4.

Statements of Net Assets Available for                 Page 5.
  Benefits at December 31, 2000 and 1999

Statements of Changes in Net Assets Available          Page 6.
  for Benefits for the Years Ended
  December 31, 2000 and 1999

Notes to Financial Statements                          Pages 7
                                                       through 14.

Supplemental Schedules:
----------------------

Schedule of Assets Held at                             Page 15.
  End of Year December 31, 2000

Schedule of Nonexempt Transactions for the Year        Page 16.
  Ended December 31, 2000


                  The following exhibit is being filed herewith:


Exhibit No.      Description                           Page No.
-----------      -----------                           --------

         1       Consent of Independent Public         Page 19.
                 Accountants

               ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
            AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
                           AND SUPPLEMENTAL SCHEDULES




                          INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants...............................4

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits........................5

Statements of Changes in Net Assets Available for Benefits.............6

Notes to Financial Statements..........................................7

SUPPLEMENTAL SCHEDULES

Schedule of Assets Held at End of Year.................................15

Schedule of Nonexempt Transactions.....................................16

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
Abercrombie & Fitch Co. and the
Plan Administrator of the Abercrombie
& Fitch Co. Savings and Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of the Abercrombie & Fitch Co. Savings and Retirement Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year and schedule of nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/ ARY & ROEPCKE

Columbus, Ohio
June 26, 2001.

              ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2000 AND 1999






                                                        2000                 1999
                                                     -----------          -----------
ASSETS:

Investments                                          $10,459,813          $ 9,593,815

Cash                                                     210,562               12,485

Receivable for contributions:
     Employer                                          1,478,660            1,239,182
     Participants                                        142,024               87,154
                                                     -----------          -----------

         Total receivable for contributions            1,620,684            1,326,336
                                                     -----------          -----------

Due from broker                                            3,917                   --

Accrued earnings                                           4,493                  347
                                                     -----------          -----------

NET ASSETS AVAILABLE FOR BENEFITS                    $12,299,469          $10,932,983
                                                     ===========          ===========





   The accompanying notes are an integral part of these financial statements.

               ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999





                                                     2000                  1999
                                                 ------------           -----------
ADDITIONS:

Investment Income:
     Net appreciation (depreciation)
         in fair value of investments            $ (1,096,621)          $ 1,261,484
     Mutual funds' earnings                           453,082               437,498
     Common collective trust's earnings               127,891                29,784
     Dividends                                             --                10,680
     Interest                                           6,006                   718
                                                 ------------           -----------

         Total investment income (loss)              (509,642)            1,740,164
                                                 ------------           -----------

Contributions:
     Employer                                       1,918,960             1,600,188
     Participants                                   1,281,709               936,363
                                                 ------------           -----------

         Total contributions                        3,200,669             2,536,551
                                                 ------------           -----------

         Total additions                            2,691,027             4,276,715
                                                 ------------           -----------

DEDUCTIONS:

     Distributions to participants                  1,272,936             2,246,577
     Defaulted participant loans                       49,372                    --
     Administrative expenses                            2,233                   450
                                                 ------------           -----------

         Total deductions                           1,324,541             2,247,027
                                                 ------------           -----------

Net increase                                        1,366,486             2,029,688

Net assets available for plan benefits:
     Beginning of year                             10,932,983             8,903,295
                                                 ------------           -----------

     End of year                                 $ 12,299,469           $10,932,983
                                                 ============           ===========




   The accompanying notes are an integral part of these financial statements.

               ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS



(1)      DESCRIPTION OF THE PLAN

         GENERAL

         The Abercrombie & Fitch Co. Savings and Retirement Plan (the "Plan") is a defined contribution plan covering certain employees of Abercrombie & Fitch Co. (the "Employer"). Employees are eligible to participate in the 401(k) portion of the Plan if they have a base salary or wages less than $100,000, are at least 21 years of age and have completed 1,000 or more hours of service during their first consecutive twelve months of employment or any calendar year beginning in or after their first consecutive twelve months of employment. Employees are eligible to participate in the retirement portion of the Plan if they are at least 21 years of age and have completed 1,000 or more hours of service during their first consecutive twelve months of employment or any calendar year beginning in or after their first consecutive twelve months of employment. Prior to the Plan being amended in 1999, the eligibility requirement for the 401(k) portion of the Plan was the same as that for the retirement portion.

         The Plan was amended and restated effective December 1, 1999, to among other things 1) allow participant loans as noted under Participant Loans, 2) allow participants to make voluntary tax-deferred contributions up to 12%, and 3) change the eligibility for the 401(k) portion of the Plan as noted above.

         The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

         CONTRIBUTIONS

         EMPLOYER'S CONTRIBUTION:

         The Employer may provide a non-service related retirement contribution of 4% of annual compensation up to the Social Security wage base and 7% of annual compensation thereafter, and a service related retirement contribution of 1% of annual compensation for participants who have completed five or more years of vesting service as of the last day of the Plan year. Participants who complete 500 hours of service during the Plan year and are participants on the last day of the Plan year are eligible. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under
         Section 401(a)(17) of the Internal Revenue Code. The annual compensation limit for the Plan year ended December 31, 2000, was $170,000.

         The Employer may also provide a matching contribution of 100% of the participant's voluntary contributions up to 3% of the participant's total annual compensation.

         PARTICIPANT'S VOLUNTARY CONTRIBUTIONS:

         A participant may elect to make a voluntary tax-deferred contribution of 1% to 12% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Internal Revenue Code adjusted annually ($10,500 at December 31, 2000). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Internal Revenue Code. Prior to December 1, 1999, a participant was permitted to make voluntary tax-deferred contributions up to 6%.

         CURRENT INVESTMENT OPTIONS

         Abercrombie & Fitch Co. Common Stock Fund - invests primarily in the Class A Common Stock of Abercrombie & Fitch Co. The goal of the fund is capital growth and dividend income.

         Merrill Lynch Retirement Preservation Trust - a common collective trust, a portfolio of guaranteed investment contracts, U.S. Treasury securities, and money market funds. The goal of the fund is to provide preservation of principal and income while maximizing current income. This investment option was not available until October 1, 1999.

         Pimco Total Return Fund, Class A - a mutual fund investing primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds"). The fund may invest up to 20% of its assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The goal of the fund is to seek maximum total return, consistent with preservation of capital and prudent investment management. This investment option was not available until October 1, 1999.

         Merrill Lynch S&P 500 Index Fund, Class A - a mutual fund investing primarily in the common stocks represented in the Standard & Poor's S&P 500 ("S&P 500") in roughly the same proportions as their weighting in the S&P 500. The goal of the fund is to match the performance of the S&P 500. This investment option was not available until October 1, 1999.

         Lord Abbett Developing Growth Fund, Class P - a mutual fund investing primarily in common stocks of companies with above average, long-term growth potential, particularly smaller companies considered being in the developing growth phase. The goal of the fund is long-term growth of capital. This investment option was not available until October 1, 1999.

         Van Kampen Emerging Growth Fund, Class A - a mutual fund investing primarily in common stocks of emerging growth companies, both domestic and foreign. The goal of the fund is capital appreciation. This investment option was not available until October 1, 1999.

         Merrill Lynch Fundamental Growth Fund, Class D - a mutual fund investing primarily in common stocks of U.S. companies that are believed to have shown above-average rates of growth earnings over the long-term. The goal of the fund is long-term growth of capital. This investment option was not available until October 1, 1999.

         Pilgrim International Value Fund, Class A - a mutual fund investing primarily in foreign companies with market capitalizations greater than $1 billion, but may hold up to 25% of its assets in companies with smaller market capitalizations. The goal of the fund is long-term capital appreciation. This investment option was not available until October 1, 1999.

         Merrill Lynch Basic Value Fund, Class D - a mutual fund investing primarily in common stocks of U.S. companies that are believed to be undervalued. The goal of the fund is to seek capital appreciation and, secondarily, income. This investment option was not available until October 1, 1999.

         Dreyfus Premier Balanced Fund, Class A - a mutual fund investing in a diversified mix of stocks and investment grade bonds of both U.S. and foreign issuers. The goal of the fund is to outperform a hybrid fund, 60% of which is the S&P 500 and 40% of which is the Lehman Brothers Intermediate Government/Corporate Bond Index. This investment option was not available until October 1, 1999.

         GoalManager Conservative Model - a model portfolio composed of investment options from the Plan. The portfolio is rebalanced on a quarterly basis, through purchases and sales of the investment options in each portfolio, to their original asset mix. This model invests 80% of its assets in the Merrill Lynch Retirement Preservation Trust and 20% in the various stock funds. The goal of the fund is to provide preservation of principal and income while maximizing current income. This investment option was not available until October 1, 1999.

         GoalManager Moderate Model - a model portfolio composed of investment options from the Plan. The portfolio is rebalanced on a quarterly basis, through purchases and sales of the investment options in each portfolio, to their original asset mix. This model invests 50% of its assets in the Merrill Lynch Retirement Preservation Trust and 50% in the various stock funds. The goal of the fund is to balance income and growth. This investment option was not available until October 1, 1999.

         GoalManager Aggressive Model - a model portfolio composed of investment options from the Plan. The portfolio is rebalanced on a quarterly basis, through purchases and sales of the investment options in each portfolio, to their original asset mix. This model invests 20% of its assets in the Merrill Lynch Retirement Preservation Trust and 80% in the various stock funds. The goal of the fund is the growth of capital. This investment option was not available until October 1, 1999.

         DISCONTINUED INVESTMENT OPTIONS

         Vanguard Retirement Savings Trust Fund - a mutual fund investing in investment contracts issued by insurance companies and banks. The goal of the fund is to provide preservation of principal and income while maximizing current income. This investment option is no longer available after September 30, 1999.

         Vanguard Index 500 Portfolio Fund - a mutual fund investing in the 500 stocks that comprise the S&P 500 in proportion to their weighting in the index. The goal of the fund is long-term growth of capital and income from dividends. This investment option is no longer available after September 30, 1999.

         Vanguard U.S. Growth Fund - a mutual fund investing primarily in large-capitalization stocks of seasoned U.S. companies with records of growth. The goal of the fund is long-term capital growth. This investment option is no longer available after September 30, 1999.

         Vanguard Wellington Fund - a mutual fund investing 60-70% in the stocks of well-established companies and 30-40% in long-term maturity corporate bonds, Treasury Bonds and mortgage securities. The goal of the fund is current income and long-term growth of capital. This investment option is no longer available after September 30, 1999.

         Limited, Inc. Stock Fund and Intimate Brands Stock Fund were established due to a tax-free exchange offer (the "Exchange Offer") on May 19, 1998, establishing the Employer as an independent company. No additional contributions were allowed to these funds and during 1999, they were liquidated and the proceeds were reinvested based on participants' investment elections.


         VESTING

         A participant is fully and immediately vested for voluntary and rollover contributions and is credited with a year of vesting service in the Employer's contributions for each Plan year that the participant is credited with at least 500 hours of service. A summary of vesting percentages in the Employer's contributions follows:

         Years of Vested Service                                   Percentage
         -----------------------                                   ----------
         Less than 1 year                                              0%
         1 year                                                        20
         2 years                                                       40
         3 years                                                       60
         4 years                                                       80
         5 years                                                       100

         Prior to December 1, 1999, the vesting schedule was the seven year graduated method.

         PAYMENT OF BENEFITS

         The full value of a participant's account becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, a participant's account to the extent vested, becomes payable. Those participants with vested account balances greater than $5,000 have the option of leaving their accounts invested in the Plan until age 65. All benefits will be paid as a lump-sum distribution. Those participants holding shares of Employer Securities will have the option of receiving such amounts in whole shares of Employer Securities and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan specified by the participant.

         A participant who is fully vested in his or her account and who has participated in the Plan for at least five years may obtain an in-service withdrawal from his or her account based on the percentage amounts designated by the Plan. A participant may also request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

         PARTICIPANT LOANS

         Effective December 1, 1999, the Plan was amended to allow participants to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account for a term of not more than five years, except where the proceeds of the loan are used to purchase the principal residence of the participant, in which case the loan may be for no more than twenty years. All loans become due and payable in full upon a participant's termination of employment with the employer unless arrangements are made that the loan is repaid by direct deposit to the Trustee from a checking account of the borrower. The borrowing constitutes a separate earmarked investment of the participant's account. Interest on the borrowing is based on the customary rate for similar loans within the geographic area in which the Plan is administered.

         AMOUNTS ALLOCATED TO PARTICIPANTS WITHDRAWN FROM THE PLAN

         The vested portion of net assets available for benefits allocated to participants withdrawn from the plan was $1,619 and $12,681 as of December 31, 2000 and 1999, respectively.


         FORFEITURES

         Forfeitures are used to reduce the Employer's required contributions. Forfeitures of $88,133 were used to reduce contributions for the period ended December 31, 2000, with none being used during 1999.

         EXPENSES

         Administrative expenses may be paid by the Plan unless the Employer elects to pay such expenses. Administrative expenses of the Plan for 2000 and 1999 were paid by the Employer except for the loan administration fee, which is allocated to the borrowing participant's account.

         Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan's assets will be added to the cost of such investments or deducted from the proceeds thereof, as the case may be.

(2)      SUMMARY OF ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

         ESTIMATES

         The Plan prepares its financial statements in conformity with generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

         RISKS

         The Plan provides for the various investment options as described in note 1. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

         INCOME RECOGNITION

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         INVESTMENT VALUATION

         Mutual funds are stated at fair value as determined by quoted market prices, which represents the net asset value of shares held by the Plan at year end. Common stocks are valued as determined by quoted market price. The common collective trusts are valued on a daily basis. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date.


         NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

         Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

         BENEFIT PAYMENTS

         Benefits are recorded when paid.

(3)      INVESTMENTS

         The Plan's investments are held by Merrill Lynch Trust Company, as trustee of the Plan. Prior to October 1, 1999, the Plan's investments were held by The Chase Manhattan Bank, as trustee of the Plan. The following table presents balances as of December 31, 2000 and 1999 for the Plan's current investment options. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                                                                           2000                  1999
                                                                                       ------------           ----------
         Investments at fair value as determined by:
              QUOTED MARKET PRICE:
                  Common stock:
                    Abercrombie & Fitch Co., Class A                                   $    541,485           $  466,568
                                                                                       ------------           ----------

                  Mutual funds:
                    Merrill Lynch Fundamental Growth
                      Fund, Class D                                                       3,332,826            3,487,998
                    Merrill Lynch S&P 500 Index Fund,
                      Class A                                                             2,711,250            2,763,983
                    Dreyfus Premier Balanced Fund, Class A                                  536,133              555,917
                    Other                                                                 1,012,666              259,669
                                                                                       ------------           ----------

                      Total mutual funds                                                  7,592,875            7,067,567
                                                                                       ------------           ----------

                      Total quoted market price                                           8,134,360            7,534,135
                                                                                       ------------           ----------

              ESTIMATED FAIR VALUE:
                  Common collective trust:
                    Merrill Lynch Retirement Preservation
                      Trust                                                               2,269,754            1,993,381
                  Participant loans                                                         105,071               66,299
                  Reserve for defaulted loans                                               (49,372)                  --
                                                                                       ------------           ----------

                           Total estimated fair value                                     2,325,453            2,059,680
                                                                                       ------------           ----------

                      Total investments at fair value                                  $ 10,459,813           $9,593,815
                                                                                       ============           ==========


         Net appreciation (depreciation) in the fair value of the Plan's investments (including investments bought, sold, and held during the year) for the years ended December 31, 2000 and 1999, is set forth below:

                                                                                           2000                  1999
                                                                                       ------------           ----------
         Investments at fair value as determined by:
              QUOTED MARKET PRICE:
                  Common stock                                                         $    (19,800)          $  344,672
                  Mutual funds                                                           (1,076,821)             916,812
                                                                                       ------------           ----------

                                                                                       $ (1,096,621)          $1,261,484
                                                                                       ============           ==========

(4)      TAX STATUS

         The Internal Revenue Service has determined and informed the Employer by a letter dated October 3, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

(5)      PLAN ADMINISTRATION

         A Committee, the members of which are appointed by the Board of Directors of the Employer, administers the Plan.

(6)      PLAN TERMINATION

         Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue their contributions at any time. Abercrombie & Fitch Co. has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

(7)      PARTIES-IN-INTEREST

         Merrill Lynch Trust Company, trustee of the Plan and its subsidiaries and affiliates, maintain and manage certain of the investments of the Plan for which the Plan is charged.

(8)      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:


                                                        2000                   1999
                                                    ------------           ------------
             Net Assets Available for Benefits
               Per the Financial Statements         $ 12,299,469           $ 10,932,983
             Amounts Allocated to Withdrawing
               Participants                               (1,619)               (12,681)
                                                    ------------           ------------

             Net Assets Available for Benefits
               Per Form 5500                        $ 12,297,850           $ 10,920,302
                                                    ============           ============


         The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

             Benefits Paid to Participants Per the Financial
               Statements                                                  $  1,272,936
             Amounts Allocated to Withdrawing Participants:
               At December 31, 2000                                               1,619
               At December 31, 1999                                             (12,681)
                                                                           ------------

              Benefits Paid to Participants Per Form 5500                  $  1,261,874
                                                                           ============


         Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                                                      SCHEDULE I

              ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
                           EIN #31-1469076 PLAN #001
                              SCHEDULE H - LINE 4I
                     SCHEDULE OF ASSETS HELD AT END OF YEAR
                               DECEMBER 31, 2000



(a)                       (b)                                (c)                               (d)             (e)

                                                         Description of
                                                      investment including
                  Identity of issuer,                  maturity date, rate                     (1)
                 borrower, lessor, or                of interest, collateral,                                Current
                    similar party                     par or maturity value                   Cost            Value
          --------------------------------     ---------------------------------              ----         ----------
 *        Abercrombie & Fitch Co., Class A     Common stock - 27,074.2721 shares                           $  541,485

 *        Merrill Lynch Retirement             Common collective trust - 2,269,754.100                      2,269,754
          Preservation Trust                   shares

 *        Merrill Lynch S&P 500 Index Fund,    Mutual fund - 167,567.960 shares                             2,711,250
          Class A

 *        Merrill Lynch Fundamental Growth     Mutual fund - 149,992.1505 shares                            3,332,826
          Fund, Class D

 *        Merrill Lynch Basic Value Fund,      Mutual fund - 6,688.9339 shares                                218,862
          Class D

          Dreyfus Premier Balanced Fund,       Mutual fund - 36,746.6232 shares                               536,133
          Class A

          Pimco Total Return Fund, Class A     Mutual fund - 5,584.6748 shares                                 59,064

          Lord Abbett Developing Growth        Mutual fund - 5,030.0193 shares                                 81,688
          Fund, Class P

          Van Kampen Emerging Growth Fund,     Mutual fund - 7,722.4315 shares                                484,814
          Class A

          Pilgrim International Value Fund,    Mutual fund - 11,032.0085 shares                               168,238
          Class A

          Participant Loans                    Interest 9.5% - 10.5%                                           55,699


* Represents a party-in-interest

(1) Cost information omitted - investment is part of an individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

                                                                     SCHEDULE II

               ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
                            EIN #31-1469076 PLAN #001
                              SCHEDULE G - PART III
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000


                                          (b) Relationship to plan, employer,
  (a) Identity of party involved              or other party-in-interest
----------------------------------      ----------------------------------------
       Abercrombie & Fitch Co.                       Plan sponsor


   (c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value
--------------------------------------------------------------------------------
Employee deferrals of $127,765 were not timely deposited in the trust. The Plan sponsor has hired an outside consulting firm to calculate lost earnings related to the delay in transmitting the funds. The Plan sponsor intends to file the Form 5330 and pay the excise tax based on the lost earnings calculation.


                                                                                              (g) Expenses incurred
                                                                                                  in connection with
   (d) Purchase Price            (e) Selling price             (f) Lease rental                      transaction
-------------------------     ------------------------    ---------------------------    -----------------------------------
None                          None                        None                           None


                                (i) Current value of       (j) Net gain or (loss) on
    (h) Cost of asset                  asset                   each transaction
-------------------------     ------------------------    ---------------------------
None                          None                        None

                                   SIGNATURES

                  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                             ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN


Date: July 13, 2001                 By:     /S/ Seth R. Johnson
                                            ----------------------------------
                                            Seth R. Johnson, Chairman of the
                                            Benefits Administrative Committee

                            ABERCROMBIE & FITCH CO.
                          SAVINGS AND RETIREMENT PLAN
                           ANNUAL REPORT ON FORM 11-K
                    FOR FISCAL YEAR ENDED DECEMBER 31, 2000


                                INDEX TO EXHIBITS
                                -----------------

Exhibit No.         Description                                 Page No.
-----------         -----------                                 --------

    1               Consent of Independent Public               Page 19.
                      Accountants